Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846
Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American)
Mrs E Le R Bradley \ CB Brayshaw \ R Carvalho Silva (Brazilian) \ Dr SE Jonah KBE (Ghanaian) \ R Médori (French) \ WA Nairn \ NF Nicolau
SR Thompson (British) \ AJ Trahar \ S Venkatakrishnan (British) \ KH Williams \ PL Zim
Alternate Directors: DD Barber \ AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane
Via EDGAR Transmission
Mr. HR Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington DC 20549-0405
United States of America
January 26, 2006
Re:     AngloGold Ashanti Limited
Form 20-F for Fiscal year ended December 31, 2004
File No. 1-14846
Ladies and Gentlemen:
Introduction:
AngloGold Ashanti is pleased to respond to the comments raised by the staff in your letter dated December 28, 2005. For convenience, we have reproduced your comments in bold, followed by our response.
As requested by the staff we acknowledge that:
1)      AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in our filings;
2)
SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
and
3)      AngloGold Ashanti may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal
Securities Laws of the United States.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Cover Page
1.     Please note that your Commission file number is no longer 0-29874. It appears your file number is currently 1-14846.
The Commission file number 1-14846 will be used in all future filings.
Operating and financial review and prospects
Business Combination between AngloGold and Ashanti, page 115
2.     We note your disclosure regarding the gold prices used to value your acquired mineral rights and reserves. We would like to better understand your conclusion that historical gold prices are not a strong indicator of future gold prices. In our analysis of gold prices over the last 30 years, the price of gold appears to have remained stable over any reasonable definition of long-term. The following is derived from published gold price histories and represent average prices:
5 Year
$ 326.60
2004-2000
10 Year
$ 330.92
2004-1995
15 Year
$ 342.83
2004-1990
20 Year
$ 354.61
2004-1985
25 Year
$ 373.01
2004-1980
30 Year
$ 341.96
2004-1975
35 Year
$ 304.29
2004-1970
*source - Kitco
Based on the above, it appears that historical gold prices are insensitive to fluctuations in political events, energy prices, and the relative value of currencies. In addition, in only six years of relevant history have gold prices averaged greater than $400 per ounce and such peaks were very short lived. Provide to us meaningful, reasonable and supportable analysis that you have prepared and are relying upon in your gold price assumptions. As EITF 04-3 calls for the consideration of multiple factors,
“including current prices, historical averages, and forward pricing curves,” we would expect your price determination response to include a discussion of your approach, the relative weight or probability given towards the other meaningful factors and the reasons and support for your relative weighting or probabilities. To the extent that you rely on a notion of future prices, tell us the source of your data and address the differences between the lives of your mines and the number of years out that futures sales of gold are typically made.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

2.1   Overview
The gold prices used to value the Ashanti acquired mineral rights and reserves were determined in accordance with EITF 04-3 “Mining Assets Impairment and
Business Combinations” (EITF 04-3) which was effective from March 31, 2004.
In accordance with EITF 04-3, our determination of the gold price assumptions to be used included a detailed consideration of the historic, current and future prices of gold and other data that a market participant would consider. This is important because the EITF states “Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. The Task force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider”.
For the reasons detailed below, we concluded that the forward curve price points were consistent with the other factors which a market participant would consider and were, in our judgement, the best indicator of fair value at acquisition. We therefore used the forward gold price curve existing on
April 23, 2004 (value dated April 27, 2004) for the 10-year period where there is a forward gold market and quoted forward prices for gold. For periods thereafter, the estimated gold price has been adjusted for inflation by 2.25% per year for the anticipated remaining life of the mineral rights and reserves acquired. In addition, costs for the first six years have been estimated based on operational requirements, adjusted by inflation, and escalated by 2.25% per year for periods thereafter.
Specifically we noted that the forward curve:
1. Is based on quoted market prices, which represents the best evidence of fair value according to FASB literature;
2. Is consistent with other market information about the price; and
3. Is available to other market participants.
EITF
04-3
Relevant guidance includes:
Issue 1b – Whether the effects of anticipated fluctuations in the future market price of minerals should be considered when an entity allocates the purchase price of a business combination to mining assets.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

On Issue 1b –- the Task Force reached a consensus that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. Those marketplace assumptions typically should be consistent with the acquiring enterprise’s operating plans with respect to developing and producing minerals.
The Task Force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider.
Inputs Considered
AngloGold Ashanti gave considerable thought to, amongst other things, the following factors when considering historic, current and future prices of gold:
1. Historical and current gold prices (both adjusted and unadjusted for inflation to acquisition date);
2. The forward pricing curve for gold;
3. Portfolio diversification and increased investment holdings in gold;
4. A favorable macro-environment;
5. Increased jewellery demand;
6. Shifting official sector sentiment;
7. Declining gold mine supply;
8. Producer dehedging;
9. Gold asset and company valuation multiples
These are discussed in detail below:
2.2    Average US$ gold prices
AngloGold Ashanti notes that the gold price analysis included in the comment letter has been performed in nominal terms. To do so over a long period of time ignores the effects of inflation, with potentially misleading results. Inflation might be accounted for in one of two ways in this type of analysis:
• 1970 (the first year in the SEC’s analysis) could be chosen as the base year and a cumulative inflation factor calculated up until 2004. Dividing the nominal gold prices by this factor in each period would produce a schedule of real gold prices in 1970 currency terms.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

· 2004 (the year in which the business combination took place) could be chosen as the base year and a cumulative inflation factor calculated retrospectively back to 1970. The shape of the resulting curve of gold prices will be exactly the same as under the previous option, but the results will be in 2004 currency terms, and not in 1970 terms.
AngloGold Ashanti opted for the approach set out in the second bullet above.
For the purposes of this report we refer to the resulting calculation as the ‘real’
gold price, which we respectfully submit to be more relevant for the purposes of this analysis than using nominal gold prices. This approach was adopted in the research paper entitled ‘Gold View in 2005’, authored by respected JP Morgan mining analyst John Bridges on January 7, 2005. The relevant graph extracted from the research is provided below. We have also independently verified the calculations supporting the graph, also using prices obtained from
www.kitco.com
.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Based on the above approach, we recalculate the average gold prices over the last 30 years as follows:
5 Year average
$337.40
2004-2000
10 year average
$364.19
2004-1995
15 year average
$406.98
2004-1990
20 year average
$466.56
2004-1985
25 year average
$565.00
2004-1980
30 year average
$567.63
2004-1975
35 year average
$534.33
2004-1970
It can be seen from the above that the long-term (in excess of 20 years)
average gold price has approximated or exceeded the gold price used as the starting point for the Ashanti purchase price allocation (April 26, 2004).
Research produced by investment bank UBS points out that between 1995 and
2000, the premium demanded by investors for investing in equities fell substantially due to the technology boom. This caused investors to question the role of gold in an environment of strong economic growth and low inflation.
Subsequent to the bursting of the internet bubble, equity risk returned to normal levels and investors have looked to other hard assets, including gold, as perceptions changed.
AngloGold Ashanti respectfully suggests that the recent upward trend in the gold price is sustainable, for the reasons set out in 2.3 below.
2.3    Factors included in our analysis
AngloGold Ashanti submits that the future gold price assumptions for fair valuing the acquired assets should be determined after taking into account a number of relevant factors such as, the gold market environment, market prices, trends, analyst reports and the unique characteristics attributed to the gold mining industry. The Company wishes to make the following observations extracted from research published by a number of market analysts with regard to the trends in the gold mining industry, which support a strong outlook for the future gold price:
· Portfolio diversification and increased investment holdings in gold:
Most market analysts expect the US dollar to continue to be under pressure from time to time, from the unsustainable nature of the twin deficits.
Therefore investors and fund managers are diversifying their portfolios to include other currencies and commodities, including gold. Foreign and emerging economies are also hedging the traditional asset classes by diversifying their reserves into gold and other commodities.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Adding to this momentum is increasing liquidity and the evolution of commodities as an asset class. Between 1995 and 2000, the implied equity risk premium fell substantially due to the technology boom; coincidentally investors questioned the role of gold in an environment of strong economic growth and low inflation. Subsequent to the collapse of the internet bubble, equity risk returned to normal levels and investors have looked to other hard assets, including gold, as perceptions changed. (source: UBS research). This has resulted in gold moving up in all major currencies. A recent survey by
Barclays Capital showed that investors plan to raise their exposure to commodities over the next three years and view direct investment in these as a long-term strategy to diversify their portfolios. Most planned to raise commodity exposure to 5% or more of their portfolios from existing levels
(source: National Bank Financial research). The establishment of gold-backed
Exchange Traded Funds (ETF’s) has created a new asset class for a large number of investment fund managers. Although a recent entrant, it has already shown that it provides another important source of demand growth as National
Bank Financial stated in early 2005 “Second half 2004 demand was helped by the listing of the streetTRACKS exchange traded fund in New York in addition to demand from the combined LSE and ASE traded Gold Bullion Securities funds.” (source: National Bank Financial research).
· Favourable macro-environment: The inverse relationship between the gold price and the US dollar was a key driver of high gold price expectations through 2005 as CIBC noted in January 2005 motivating increased gold price forecasts “based on our view that supply/demand fundamentals remain positive, coupled with our view of continued US$ weakness and strong negative correlation of the U$-based gold price with the US$.” (source: CIBC
World Markets research). While we believe changes in the US dollar will remain an important influence on the gold price, in our view it is increasingly not the only macro influencing the gold price. For example, concerns regarding the possibility of sustainable higher energy prices vs. historical levels, and concerns regarding the long-term implications from the US
Budget and Current Account deficits are also feeding positive sentiment for gold (source: Credit Suisse First Boston research). Many commodities have broken through all-time historical highs (oil, platinum, copper etc)
suggesting that the upward pressure remains high for hard assets. Gold’s all-time peak was over US$800/oz. In current dollars that amounts to
US$1,200/oz (source: CIBC World Markets research).
· Increased Jewellery demand: Research published by a number of market analysts forecasts a continuing robust growth in jewellery demand. The forecast growth in the Indian jewellery market is on the back of a burgeoning wealthy middle class. The opening of the Shanghai gold exchange, the progressive easing of regulations on gold ownership and the outlook for continuing strong economic growth underpins an increase in gold jewellery demand in China. Chinese demand has yet to have an impact.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

It is estimated that this pent-up demand will assert itself in the next few years as affluence grows (source: CIBC World Markets research). This is one of the factors motivating a positive outlook on gold for some market commentators in early 2005, “Jewellery demand was estimated to be up
5.2% year-on-year to 2,601 tonnes in 2004, with good fabrication demand from India, China and the Middle East, especially in Turkey. We are forecasting fabrication demand at 3,250 tonnes this year.” (source: National
Bank Financial research). Strong physical demand has been seen since the start of 2005, as UBS noted in May “Very strong physical demand has been reported by UBS sales teams around the world since the start of 2005 with no sign so far of any slowing due to either high prices or slowing economic activity.” (source: UBS research)
· Change in Official Sector sentiment: The renewed Central Bank Gold
Agreement (CBGA) will provide a cap of central bank sales of up to
500 tonnes from its 14 signatories and the ECB (European Central Bank)
annually (until September 2009). Anecdotal evidence suggests that the
500 tonne CBGA quota may not be met going forward (493 tonnes were sold as of August 2005 data) and several countries have recently indicated they will increase their gold reserves (Russia, South Africa and Argentina, with
Russia possibly doubling its 387-tonne reserve). This indicates a significant change in sentiment. Central banks have cut their gold reserves from over
70% in 1949 (with FX reserves at $10.96 billion) to 9% as of the most recent
IMF data, with foreign exchange reserves at $4.3 trillion or 91% of total reserves. Although it may not involve actual off-take, we may see some shifting in ownership from satellite banks to dominant banks such as Japan and China, which only have 1.4% and 1.2% of their reserves in gold, respectively (source: National Bank Financial research). Furthermore a number of commentators are contemplating central banks becoming net buyers rather than sellers (source: JP Morgan research). There is a growing expectation that the reserves rich Asian central banks may increase their holding of gold reserves.
· Declining global mine supply: World gold mine supply fell by 114 tonnes
(4.4%) in 2004, the largest single year-on-year fall since the 1940’s, largely due to lower output from many of the key producing countries – South Africa,
USA, Australia and Indonesia. Following the publication of a fall in mine supply in 2004, in the GFMS study in April 2005 there has been market expectation that the trend will continue. “The drop was mainly due to loss of production in Indonesia (Grasberg pit slide) and South Africa, where the strong rand has closed many marginal mines, as well as weather related and mine development factors in Australia and the US we are forecasting mine supply to slightly decline in 2005” (source: National Bank Financial research). Full-year 2005 mine supply is now thought to be on track to be
5% below the 2001 peak, with output from the top 3 producing countries declining 20% during 2000-2004.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Declining reserve grades, continued production challenges, and ongoing reserve replacement issues suggest the global mine supply constraints will continue (source: CSFB research). There is no “quick fix” to the building supply shortfall. Demand remains robust with key consuming regions increasing purchases (source: CIBC research). Despite a recent increase in exploration expenditure, UBS expects production growth to remain anemic at best over the next several years. Exploration expenditure declined precipitously between 1997 and 2002, down approximately 80% according to data collected by the Metals Economics Group. Most of the reason for the fall was related to weakness of the US dollar gold price which led to less incentive to explore, but this also impacted on the capital raising abilities of junior mining companies who are normally important in the field of gold exploration. In addition, a number of regions that are geologically attractive, such as Central Africa and parts of the South Asia are no longer attractive for exploration due to political instability or nationalistic concerns. Increased exploration should lead to discoveries in time, although we are not aware of many world-class finds in recent years. The lead-time from initial investment through to ultimate production is long in gold mining – with a range of 3-15 years depending on location, depth and environmental permissions. Lower exploration expenditure in the late 1990s, a longer lead-time from exploration to production and higher capital costs are factors that, along with poor producer profitability due to producer currency strength, have limited gold mine supply response to the near doubling of dollar denominated gold prices over the past four years. While gold production should increase modestly over the next few years it seems likely that gold mine supply is set to decline from 2008 or 2009 in spite of high gold prices and that without significant discoveries over the next few years decline in mine supply may result from the middle of the next decade (source: UBS research).
· Producer De-hedging: On the de-hedging front, despite contangos increasing to over the 4% level from under 2% in late 2004, due to investor pressure we expect to see a continuation of the dehedging trend, albeit at a slower pace than in the past. Global de-hedging is expected in the 300-
400 tonne range annually, with world hedge books currently at 1,461 tonnes or 49 million ounces. Traditional hedgers have been gradually unwinding their positions. The combined Australian and South African hedge books
(650 tonnes or 21 million ounces) have an average price over $400/oz and this provides a broad based floor for gold (source: National Bank Financial research).
· Other factors: Gold has always provided a safe haven for investors at a time of uncertainty. Global political and security concerns are set to remain important market factors and determinants for the foreseeable future. The events since the start of this decade, such as the terrorists attack in the
USA, Madrid, London and Bali, ongoing insurgencies in Afghanistan, Iraq and other global conflicts, continue to highlight the safe haven investment status of gold and thus create a favorable background for future prices.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

All of the above factors point to strong support for the gold price. This is best summarized in the research publications issued by Canaccord Capital and
JP Morgan as follows:
February 17, 2004 (Canaccord Capital):
“We believe that gold will continue to be supported by the key drivers that have helped move it to its current range, principally: the US dollar bear market and low prevailing interest rates, producer no-hedge policies and hedge reductions, the limitations on supply through the expected renewal of the Central Bank gold agreement and lack of industry production growth and continued geopolitical instability”
April 30, 2004 (JP Morgan):
“From 2006, we expect the supportive factors for gold in the longer term to start to dominate. So during the course of the year we assume the price will trend towards our unchanged long-term price of US$ 385/oz (real terms)”
January 7, 2005 (JP Morgan):
“We remain very positive on the outlook for the gold price, driven by falling supply and the likelihood of rising real prices . Our key investment view is to reiterate our long held view that gold production is set to fall, helped by a chart of production vs. real gold price. This should be good for the gold price, perhaps excellent, but brings challenges for the listed gold mining equities.”

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

December 23, 2005 (JP Morgan):
“Since the end of the Bretton Woods accord in 1973, the real terms gold price has averaged $567/oz. Since then gold spiked to c$870/oz in 1980, and descended to c$250/oz in 2001. Gold was pounded from the mid-1980s until then by a damaging cocktail of producer hedging, central banks sales and the onslaught of “new technology”, high volume heap leach mining projects. These now seem to us to have played themselves out. Since then, the price has edged steadily higher, signaling the end of a 20-year bear market, in our view. And in 2005, it became clearer that pressurized mine supply was not keeping pace with strengthening demand. Our firm conviction is that we have emerged from a 20-year gold bear market and that there may be substantial price upside.”
2.4 Characteristics that are unique to the gold mining industry:
Gold companies typically trade at a multiple of the net present value of their future cash flows (cash flows are based upon mine plans as generated at a point in time). These multiples are currently seen to average between 1.5 times to 3.0 times at US$450/oz real gold price and at a 5% discount rate, as shown below:

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

The above characteristic arises because the market factors in an option value in respect of some or all of the following:
· Gold price: Given that gold has traded for several years as both a commodity and a currency, the market attributes an option value / a price higher than the current gold price in its valuations. In the research comment issued by BMO Nesbitt Burns at the end of 2005, it was noted that the gold price effectively discounted by the market skirted US$600/oz (spot at
December 31, 2005 = US$517/oz).
· Conversion of mineral resources into reserves: Gold companies have an established record of proving up ounces beyond that published as proven and probable reserves at the start of a project. The market therefore factors in an option value for the additional ounces that are likely to be proved up over time from a company’s existing mines.
· Greenfield discoveries: In some cases, particularly for junior exploration companies, the market attributes an option value in respect of the exploration company finding new mine deposits beyond its current properties.
Taking the above into account, AngloGold Ashanti submits that the gold price assumption used in fair valuing acquired assets should reflect the fact that gold assets trade at a multiple of the net present value of their future cash flows, a large part of which reflects the anticipation of a higher gold price.
2.5 Consideration of EITF 04-03
The EITF 04-03 states:
“1(b) that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. Those marketplace assumptions typically should be consistent with the acquiring enterprise's operating plans with respect to developing and producing minerals. The Task Force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider.”

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

AngloGold Ashanti considered the three aspects mentioned above, as follows:
Historical averages - The following are the one, two and three year historical averages of the nominal gold prices (three year average reflects the SEC policy for calculating proven and probable reserves) back from the date of the business combination i.e. April 2004:
· three year average
= US$330/oz
· two year average
= US$355/oz
· one year average
= US$383/oz
The gold price had risen significantly over the three years preceding April 2004.
This was primarily due to a change in the economic conditions prevailing during the nineties (i.e. a strong dollar, high equity prices and high interest rates) and also changes in global risk profiles.
As can be seen from the following chart the rise in the gold price correlated well with the fall in the US dollar.
Furthermore, since June 2005 the gold price has increased further despite the
US dollar appreciating.
Since the start of this decade the weaker dollar and poor stock market performance resulted in investors liquidating dollar investments and diversifying – putting part of the proceeds into hard assets, including gold.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

During the nineties the New York COMEX was short gold and more recently has been long gold. This growth in long position closely correlated with the increase in the gold price.
COTR for Gold: Futures & Options
1998 - 2004
Taking into account the above and all of the factors outlined under section 2.3 above which are supporting current market prices and the outlook for stronger future gold prices, the Company concluded that the historical price in isolation, particularly one driven by different investment, economic and physical fundamentals was not an appropriate proxy for fair value.
• Current prices – The AngloGold Ashanti business combination was effected through a Court approved Scheme of Arrangement, which involved the shareholders of Ashanti swapping their shares for a pre-determined number of shares in AngloGold. In this paper transaction the purchase consideration is determined by the share price prevailing on the effective date. The share price in turn is influenced by, amongst other factors, the gold price on the effective date. The research and conclusions of various analysts and commentators is positive and supports a view that the current gold price is at least sustainable in real terms and could even improve further. Taking these factors into account, AngloGold Ashanti used the acquisition date gold price as a platform from which future gold prices were determined using the forward pricing curve (see below) to fair value the acquired assets.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

• The forward pricing curves – AngloGold Ashanti considered the forward pricing curves and concluded that this was the most appropriate measure to be used in arriving at the fair value of the acquired assets, for the following reasons:
o Best indicator of fair value: The forward pricing curve is the best verifiable form of fair value as it represents what an entity can expect to receive, if it were to sell its gold production forward for delivery at future dates. This assumption is considered to be more encompassing of information available from the gold market and, in the current environment of rising gold prices, more relevant than a constant gold price assumption.
AngloGold Ashanti believes that the use of this assumption results in a better estimate of the fair value of a mine as it is based on the amount that the market would pay for the future production of the acquired assets.
There is an active forward market for the price of gold whereby an entity can lock in the future price of its production. No subjectivity is required to arrive at this price.
o ‘The benefit of hindsight’ comparison: The Company compared the performance of the spot price against historical forward curve prices from
2000 to satisfy itself that the forward prices were matched or exceeded by spot in later years in most instances. This analysis which has been updated for 2005 is shown below as support for the use of forward pricing curve:
Forward Lines vs Spot
· Market research: As outlined under section 2.3, there are a number of factors that support a strong gold price outlook. The gold price is currently experiencing its sixth (fourth as at the business combination date)
consecutive year of increase. The forward curve prices mirror and reflect both this trend and the strong gold price outlook.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

• Market valuation: As mentioned under section 2.4 (see Characteristics that are unique to the gold mining industry), gold assets are valued by the market at a multiple of their net asset values suggesting that the market values gold assets at gold prices higher than the prevailing spot, much in line with the gold forward pricing curve. Any gold price assumption used in determining fair value should reflect this, particularly given that EITF 04-03 states that
“an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants.” AngloGold Ashanti submits that the gold forward pricing curve is a measure that is available in the market in a verifiable manner, which reflects future gold prices higher than prevailing spot.
AngloGold Ashanti believes that the use of the forward curve is a method of reflecting the fact that the market values gold companies and assets above the net present value of their future cash flows calculated on a flat gold price assumption. In practice many companies are valued above the net present value of future cash flows calculated on the basis of the forward curve. An alternative approach is the use of a market related multiple to the net present value of cash flows derived from a flat gold price assumption.
2.6    Source of the pricing data and differences between the lives of your mines and the number of years out that futures sales of gold are typically made.
AngloGold Ashanti used:
· For the first 10 years, the gold price based on the mid-market forward curve for gold as quoted by the international bullion banks on the effective date of the business combination, and
· Thereafter it assumed that the gold price will rise in line with US inflation
(2.25% per annum) in nominal terms or remain flat in real terms.
Should the acquired mine have either 10 years or less remaining life,
AngloGold Ashanti used the mid-market gold forward pricing curve as stated
above, and in respect of mines which have more than 10 years remaining life, it used the mid-market gold forward curve for the first 10 years and assumed that the gold price will rise in line with US inflation in nominal terms or remain flat in real terms.
AngloGold Ashanti submits that:
· There is an active and liquid market that provides for selling gold forward for up to 10 years, and
· Its hedge book contains contracts that have duration of up to 10 years.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Liquidity and Capital Resources, page 138
Investing Activities, page 139
3.
We note your investing activities discussion that includes an explanation regarding the Sunrise Dam underground feasibility study. Tell us why you believe the costs associated with a feasibility study should be included as a component of investing cash flows.
In this context, we use the term feasibility studies to describe the process to create the detailed mine plan to extract the ore after a viable economic reserve had been determined. All costs incurred before the determination of viable economic reserves are expensed as incurred as shown in note 4.8 on page F-
15 of the Form 20-F at December 31, 2004.
Accounting for derivatives, page 150
4.     We note that you have elected to designate certain gold contracts as
“normal purchases and sales contracts” under paragraph 4(a) of
FAS 138. With respect to your gold sales, please provide an analysis of the different type of contracts that you presently have, indicating the
(i) counterparties involved and (ii) whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.
Confidential treatment of the response to question 4 has been requested under the Freedom of Information Act pursuant to Section 200.83 of the SEC's Rules of Practice.
Quantitative and qualitative disclosures about market risk
Net delta open hedge position at January 25, 2005, page 210
5.     We note your 2005 forward price commitment disclosed in your tabular presentation that indicates $231 per ounce in 2005. Please confirm that this is correct.
Yes, the price is correct. The price reflects the net weighted average of the gold forward contracts maturing in 2005.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Financial Statements
Consolidated statements of cash flows, page F-3
6.     Please modify your presentation of “Net cash provided by operating activities” to reconcile these cash flows to Net Income.
We will modify our presentation of “Net cash provided by operating activities” to reconcile these cash flows to Net Income in all future filings
7.     Please remove your subtotal reflecting cash effects of acquisitions or disposals as this subtotal is not contemplated in SFAS 95.
We will remove our subtotal reflecting cash effects of acquisitions or disposals in all future filings
Note 3 – Acquisitions and Disposals of Businesses and Assets, page F-6
8.     Please reconcile the goodwill allocation by reporting unit that you have disclosed with the change in total goodwill in 2004. We are unable to locate your disclosures regarding approximately $145 million of goodwill recognized in 2004. Please provide us with an understanding of how the additional goodwill originated and to what reporting unit(s) it has been allocated.
The US$145 million of goodwill is made up of:
· US$131 million relating to the 50% interest originally held in the Geita Joint
Venture, which was equity accounted for. The acquisition of the remaining
50% as part of the AngloGold Ashanti Business Combination, resulted in
Geita becoming and being accounted for as a wholly-owned subsidiary of
AngloGold Ashanti from April 26, 2004.
· Translation of US$14 million
In preparing this response, AngloGold Ashanti noticed that US$14 million
(translation) had been incorrectly classified under goodwill as ‘at acquisition’, instead of ‘translation’. We will modify our disclosure in all future filings as follows:
$m
Balance per December 2003 (page F-30) 226
Purchase price allocation for Ashanti Business Combination 182
Goodwill relating to the original 50% of Geita (previously equity accounted)
131
Impairment losses (2)
Translation                                                                                                  6
Balance per December 2004 (page F-30)
543

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

9.     Please expand your disclosures to provide investors with an understanding of the likely effects on goodwill that are caused by the wasting nature of the mine reporting units. Please refer to EITF 04-4.
The proposed expanded disclosure with regards to goodwill is set out below and will be included in our next Form 20-F filing for the year ended
December 31, 2005 as part of the notes on Acquisitions and Disposals of
Businesses and Assets.
“An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine may result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of
SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year. “
Note 4 – Significant Accounting Policies
4.5 – Inventories, page F-14
10.   Please clarify to us your policy that indicates ore stockpiles are valued at the average moving cost of treating and processing the ore.
Ore stockpiles are valued at the average moving cost that has been accumulated for the stage of completion of the ore on the following basis:
· Ore stockpiles arise at the open-pit operations and are split by grade at each mining operation into low-grade, medium-grade and high-grade after initial assay testing.
· Ore is mined according to the mine plan and the costs of mining are allocated to the respective stockpile on a full absorption basis, based on the tonnage added to the stockpile during the period.
· The costs of the period and the amount of material mined are determined, in order to provide an average cost per tonne of material mined. This average value per tonne, for the period, is added to the stockpile value in accordance with the tonnes of material added to that stockpile.
· Costs are removed from the value of the pile based on the tonnes of material removed from the stockpile using the recalculated average for the period of the value of the stockpile before any material is removed.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

· At the end of each period a net realizable value test is performed on each stockpile individually, based on the assessed gold content of that stockpile, at the current gold price and compared to the calculated carrying value at the end of the period. Thus the low-grade, medium-grade and high-grade stockpiles are assessed independently and should a net realizable value provision be necessary, it is recorded and the respective stockpile value reduced, resulting in a new opening average value. This has the effect of ensuring that the stockpiles are not mixed for valuation purposes.
· All stockpiles are disclosed as one amount for financial reporting purposes.
11.   Please expand your disclosure to indicate the nature of the items included in your cost of inventory. Also identify the point in your production cycle that the cost of gold extracted, including mine development and equipment depreciation, is classified as inventory.
Inventory is recorded as an inventory asset at the point the ore bearing material is severed from the earth. Generally for underground operations this commences with the blasting process; for open-pit operations this occurs when the material is placed on the open-pit stockpile, as our open-pit mines do not for the most part, operate in areas where the ore is embedded in rock, but in a softer material, thus the blasting process generally loosens the material rather than severing it and only the excavation stage filling the haulage vehicles results in the material being severed from the earth.
Costs of inventory are determined using the full absorption costing method for the stage of completed production.
Inventory is split into Gold in process, Gold on hand, Ore stockpiles, supplies, uranium oxide and sulphuric acid.
Gold in process and ore stockpile inventory includes all costs attributable to the stage of completion. Thus costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs.
Gold on hand will include all gold in process costs as well as the costs of refining.
Supplies are valued at the lower of cost and net realizable value.
We will expand our disclosure to indicate the nature of the items included in our cost of inventory and the point of production at which inventory is recognized in all future filings.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

4.7 – Depreciation, depletion and amortization, page F-14
12.    Please clarify to us your depletion accounting policy regarding underground mining infrastructure including ramps, stopes, laterals, etc.
It is unclear whether you are depleting these costs using total proven and probable reserves or developed proven and probable reserves.
AngloGold Ashanti utilizes both total and developed proven and probable reserves when depleting underground mining infrastructure in the following manner:
· Individual mine plans establish the areas to be mined in a specific period and the expected reserves to be extracted. Costs of developing the area are capitalized and depleted according to the plans. The plans are reassessed annually during our budgeting process and the depletion rate adjusted on a prospective basis based on the revised reserves.
· Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine.
· Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area.
· When an area is vacated and there is no longer an intention to mine in that area due to a change in mine plans, all costs that have not been depleted are written off. If an area is worked out, all the costs will have been depleted in accordance with the plans.
We will modify our depletion accounting policy in all future filings to clarify the above as set out below:
· “Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine.
· Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area.
· When an area is vacated and there is no longer an intention to mine in that area due to a change in mine plans, all costs that have not been depleted are written off.”

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

4.8 – Mining Costs, page F-15
13.   Please provide us with an analysis of the types and amounts of costs capitalized that you disclose in your policy. It is unclear to us why you believe it is appropriate to capitalize such costs under US GAAP. Please cite the authoritative guidance you are relying upon for your accounting policy.
The company’s deposits that have diverse mining grades relate to the open-pit operations where we adopt an approach of capitalizing stripping costs and defer over these determined stripping ratio as set out on page F-14 of the
Form 20-F for the year ended December 31, 2004.
Pre-production stripping costs:
Stripping costs capitalized include costs incurred in the development phase of a mine, before production begins, and are capitalized as part of the depreciable cost of building, developing, and constructing the mine. These capitalized costs are amortized over the productive life of the mine using the units-of-production method. This accounting policy is appropriate in terms of
ARB 43, Chapter 9 and was confirmed in the consensus of EITF 04-06
November 17-18, 2004 EITF meeting, where the Task Force generally agreed that pre-production stripping costs are mine development costs that should be capitalized as an investment in the mine to the extent that the stripping costs are expected to provide additional future benefit.
Post-production stripping costs:
We continue to capitalize stripping costs during the production stage of the mine, which are referred to as post-production stripping costs which are amortized over the individual mine life determined stripping ratio. The accounting policy is appropriate in terms of FASB Concept Statement 6 which states that assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.
In these cases costs are capitalized as incurred if they are directly attributable to the stripping activities and expensed in accordance with the stripping ratio.
Costs indirectly related to the stripping activities are expensed as incurred.
Please refer to F-29 note 10 of Form 20-F for details of costs capitalized.
Adoption of EITF 04-06:
The consensus reached in EITF 04-06 concluded that post production stripping costs should not be capitalized and this will be adopted effective January 1,
2006.
Mining costs (other than those described above and in 4.6 page F-14) are expensed as incurred.
The definition of Mining Costs as described in 4.8 page F-15 may be confusing and will be deleted from all future filings.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

4.11 – Product Sales, page F-16
14.   It is unclear from your disclosure whether the company uses provisional pricing for gold sold to third parties. If provisional prices are used, please expand your disclosure for all years presented to quantify the amount of revenues that have been determined using provisional pricing.
Also if applicable, please tell us to what extent you have considered the applicable guidance for embedded derivative instruments, commonly referred to as provisionally-priced metals contracts in the industry, as noted in paragraph 12 of SFAS 133. Further note that provisionally priced revenue should be measured using the forward rate. Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address:
http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf
.
The company uses provisional pricing in a limited number of instances.
An analysis of product sales (page F-1) is as follows:
2004 2003 2002
$m $m $m
Revenue determined using fixed pricing 2,086 1,632 1,396
Revenue determined using provisional pricing 97 82 62
Product sales 2,183 1,714 1,458
The guidance on embedded derivatives has been considered. Our policy is to record revenue measured at the provisional price at contract inception date, using the forward price (host contract). The derivative is bifurcated and changes in its fair value are recorded as gains or losses on non-hedge derivatives on a monthly basis, calculated on the difference between the provisional price and the settlement price. For provisionally priced contracts that are not settled by period end, a derivative asset or liability is measured with a corresponding entry in the income statement. As provisional pricing is only used on a small number of instances the embedded derivative effect of provisionally priced sales contracts is below US$1 million per annum for each period presented and therefore it is not visible. Consequentially as the amounts are inconsequential, they have not been separately reported for financial reporting purposes.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Note 5 – Costs and Expenses
Ore Reserve development expenditure, page F-20
15.    We note your disclosure that appears to indicate certain mine development costs will be expensed over a longer period. Please address the following:
· Tell us whether these assets were previously and are currently being depleted using the units of production method.
Ore reserve development expenditure was amortized over developed proven and probable reserves on a units of production method applicable to that developed area. The change in estimate did not result in a change in the depletion method.
· Tell us why the useful life assessment was performed and the specific types of assets that are affected by this change.
The useful life assessment was performed as we identified that we were recognizing expenses related to gold production in an earlier period than we were producing the gold. This arose as we expanded the working areas of our underground mines and identified changes in the reserves which showed that we were opening developed areas faster than we were depleting existing developed areas. The review of results identified that we were recording unusual changes in working costs and thus reassessed the useful life of the ore development costs.
As a result of developing areas faster than we were depleting existing areas, the units of production method would take longer to amortize the ore reserve development costs.
· Tell us whether this change is applicable to all pre-existing and future on-reef development expenditure or only development expenditures subsequent to January 1, 2004.
This change was applied prospectively with effect from January 1, 2004 to all pre-existing and future development areas.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Engineering Comments
Glossary of Selected Mining Terms, page 3
16.    We note that the definition for “pay limit” in this filing is distinctly different from the definition you disclosed in your Form 20-F, filed April 7,
2003. Please clarify which definition is used in estimating your proven and probable reserves, and whether you have changed the approach used in estimating your reserves within the last two years.
The method of estimating our proven and probable ore reserves has not changed.
AngloGold Ashanti in preparation of its 2002 financial statements made a clerical error in describing its definition of Pay Limit. The definition was modified prospectively in the 2003 Form 20-F filed in 2004. That being said, the actual calculation was prepared correctly and applied consistently in all years presented. The method has been accurately described in the 2004 Form 20-F.
For further clarification refer to page 80 - 81 of the Form 20-F which explains how our ore reserves are determined.
Review of Operations, page 30
Audit of 2003 Mineral Resource and Ore Reserve Statement, page 82
17.    We note that in 2004 you commissioned an audit of the mineral resources and reserves for eight of your operations. Please provide a copy of all of these audits for our review (in pdf electronic format, if possible.) In addition, please provide a listing of any other third party reviews or audits of your mines or operations that cover reserves or mineral resources and that took place within the last three years.
Confidential treatment of the response to question 17 has been requested under the Freedom of Information Act pursuant to Section 200.83 of the SEC's
Rules of Practice.

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

Drill Hole Spacing, page 91
18.   Please provide us with a listing of which reserve-containing properties or mines have any wide drill-hole spacing’s in excess of 1000 feet by 1000 feet. Also provide a listing of the percentage of the reserve for each of these properties that is attributable to wide drill-hole patterns in excess of
1000 by 1000 feet.
The drill hole spacing has been listed by operation on page 91 of the Form 20-
F. The South African underground operations are the only operations which have reserves based on drill hole spacing in excess of 1000 feet by 1000 feet.
The table below lists the percentage of the reserve based on drill hole patterns in excess of 1000 by 1000 feet.
1)   Moab Khotsong – is a developing mine hence the high percentage;
2)   Mponeng – the deeper portion of the mine is relatively new;
3)   TauTona – established mine but using a longwall mining method whereby development is following the mining front.
The South African orebodies are relatively unique in that they are narrow tabular orebodies with exceptional continuity where, for example the Carbon
Leader Reef has been mined over a strike extent of some 20km and a dip extent of 5km with an additional 3km of dip extent having been drilled out.
The continuity of the Witwatersrand Reefs and the estimation techniques developed by AngloGold Ashanti were discussed with the SEC during a telephone conference held on March 14, 2003 and documented in the Mineral
Resource Statement which was provided to the SEC in response to their request dated January 17, 2003.
Mine
%age of the Mine Total
Reserve outside 1000 x 1000
feet drill hole spacing
%age of AngloGold Ashanti
Total Reserve outside 1000 x
1000 feet drill hole spacing
Moab Khotsong
(1)
53%
6.0%
Great Noligwa
1%
0.1%
Kopanang                                                                                  6%
0.5%
Tau Lekoa
0%
0.0%
Mponeng
(2)
23%
2.0%
TauTona
(3)
48%
3.4%
Savuka                                                                                      0%
0.0%
Total
12.0%

Confidential Treatment Requested by AngloGold Ashanti Limited, File No. 1-14846

General:
As customary, we have discussed the contents of our response with our auditors,
Ernst & Young.
If you have any question please feel free to contact me at +27 11 637 6717 or
Mrs Dawn Earp of the company at +27 11 637 6766, respectively, or Mr Adrian
Macartney, Mr Alan Millings or Mr Jackson Day of Ernst & Young at
+27 11 772 3052, +44 207 951 0469 and +44 207 980 0000, respectively.
Sincerely yours
/s/Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Executive Director - Finance
cc Mrs Dawn Earp
Mr A Macartney
Mr A Millings
Mr R Price
Mr J Day